IMPERIAL METALS CORPORATION

August 20, 2002

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-1032

For your information, we enclose copies of our news releases dated August 13th and 19th, 2002.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 9/5

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Website: http://www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Successful Drill Program Completed at Sterling

Vancouver (August 20, 2002) – Imperial Metals Corporation (III:TSX) is pleased to report that all six holes recently drilled in the completed exploration program on the 144 Zone at Sterling returned significant gold intercepts.

Detailed results of all holes drilled in the six hole program are as follows:

Hole 02-18*	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

Hole 02-19*	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-20	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
and	778.2 – 784.8	237.2 – 239.2	6.6	2.0	0.15	5.14

Hole 02-21*	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

*[*previously announced drill results]*

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Hole 02-22	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46

Hole 02-23	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

A drill hole location map can be viewed on Imperial's website www.imperialmetals.com.

The 144 Zone was discovered in 2001 with holes 01-7A and 01-09 which intersected 110 feet of 0.15 oz/t gold and 45 feet of 0.57 oz/t gold respectively. Initial follow up was delayed by difficult drilling conditions. All drill holes in the most recent program were vertical and drilled with a combination of rotary drilling to just above the top of the target zone and diamond drilling through the zone. Using this technique all drill holes reached the target depths and had satisfactory core recoveries.

Planning is underway for a third follow up program which will include 12 to 16 combination rotary/diamond drill holes.

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility.

The Sterling property is located near Beatty, Nevada, 115 miles (185 km) northwest of Las Vegas. The Sterling claims and mine site cover approximately 3,099 acres (1,254 hectares). The claims are 100% owned by Imperial Metals Corporation subject to a 2.25% Net Smelter Return. Sterling was operated as an open pit and underground mine from 1980 to 1997. Gold was recovered using heap leach methods and production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

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For further information contact:

Pierre Lebel, President or
Patrick McAndless, Vice President Exploration

IMPERIAL METALS CORPORATION

NEWS RELEASE

Further Encouraging Drill Results from Sterling

Vancouver (August 13, 2002) – Imperial Metals Corporation (III:TSX) is pleased to announce the results from the second and third holes drilled in the current exploration program at the Sterling Mine.

Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.50 oz/t gold about 28 feet southwest of the intercept in 01-09.

Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/t gold and 3.5 feet of 0.28 oz/t gold within a larger 125 foot wide zone grading 0.13 oz/t gold.

The extension of the zone to the south is encouraging. Results of the final three holes in this program will be available for release within the next two weeks.

Detailed breakdown of results are as follows:

Hole 02-19	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-21	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility. The Sterling property is located near Beatty, Nevada, 115 miles (185 km) northwest of Las Vegas.

-30-

For further information contact:

Pierre Lebel, President or
Patrick McAndless, Vice President Exploration